EXHIBIT 2

JOINT FILING AGREEMENT

THIS JOINT FILING AGREEMENT (this "Agreement") is made and entered into as of this 3rd day of September, 2008, by and among Wynnefield Partners Small Cap Value, L.P., Wynnefield Partners Small Cap Value, L.P. I, Wynnefield Small Cap Value Offshore Fund, Ltd., Wynnefield Capital Management LLC, Wynnefield Capital Inc., Nelson Obus and Joshua H. Landes.

 The parties to this Agreement hereby agree to prepare jointly and file timely (or otherwise to deliver as appropriate) all filings on Schedule 13D and Schedule 13G (the "Filings") required to be filed by them pursuant to Section 13(d) or 13(g) under the Securities Exchange Act of 1934, as amended, with respect to their respective ownership of the Common Stock of White Electronic Designs Corporation that are required to be reported on any Filings. Each party to this Agreement further agrees and covenants to the other parties that it will fully cooperate with such other parties in the preparation and timely filing (and other delivery) of all such Filings.

[signature pages follow]

 IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first set forth above.

Wynnefield Partners Small Cap Value, L.P. By: Wynnefield Capital Management LLC, its General Partner By:/s/ Nelson Obus Nelson Obus, Co-Managing Member	Wynnefield Partners Small Cap Value, L.P. I By: Wynnefield Capital Management LLC, its General Partner By: /s/ Nelson Obus Nelson Obus, Co-Managing Member

Wynnefield Small Cap Value Offshore Fund, Ltd. By: Wynnefield Capital, Inc. By: /s/ Nelson Obus Nelson Obus, President	Wynnefield Capital Management, LLC By: /s/ Nelson Obus Nelson Obus, Co-Managing Member

Wynnefield Capital, Inc. By: /s/ Nelson Obus Nelson Obus, President	/s/ Nelson Obus Nelson Obus
/s/ Joshua H. Landers Joshua H. Landes